

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

August 16, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Shares, no par value of SilverCrest Metals Inc. under the Exchange Act of 1934.


Sincerely,